
December 17, 2024

Christopher Lapointe
Chief Financial Officer
SoFi Technologies, Inc.
234 1st Street
San Francisco, California 94105

      Re: SoFi Technologies, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-39606

Dear Christopher Lapointe:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance